THERAPIX BIOSCIENCES

Clinical-Stage Pharmaceutical Company Focusing on Proprietary Synthetic Cannabinoids

Seminar TASE

June 2017



Forward-Looking Statements

.

All statements in this communication, other than those relating to historical facts, are "forward-looking statements." These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans, and strategies, the expected timing of trials, statements relating to the research, development, and use of our platform technologies, technologies, products and product candidates; and all statements (other than statements of historical facts) that address activities, events, or developments that we intend, expect, project, believe, or anticipate will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties.
We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments, and other factors they believe to be appropriate

Important factors that could cause actual results, developments, and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things: the uncertainties of the success of clinical and pre-clinical trials, the unproven safety and efficacy of products under development or to be developed, the future and the sufficiency of our cash resources to conduct and complete our clinical trials , the overall global economic environment; the impact of competition and new technologies; general market, political, and economic conditions in the countries in which we operate; projected capital expenditures and liquidity; changes in our strategy; government regulations and approvals; and litigation and regulatory proceedings. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from the forward-looking statements contained in this presentation as a result of, among other factors, the factors referenced in the "Risk Factors" section of May 1, 2017, field with the Securities and Exchange Commission as part of our Registration Statement on Form 20-F filed on March 20, 2017 (the "Annual Report").

.

You should read carefully the factors described in the "Risk Factors" section of the Annual Report to better understand the risks and uncertainties inherent in our business and underlying any forward-looking statements

These statements are only current predictions and are subject to known and unknown risks, uncertainties, and other factors that may cause our or our industry's actual results, levels of activity, performance, or achievements to be materially different from those anticipated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. These forward-looking statements speak only as of the date of this presentation, and we assume no obligation to update or revise these forward-looking statements for any reason.

The history of Cannabis use

Prof. Raphael Mechoulam


Rx
Medical Cannabis
Strain WHITE FIRE
In compliance with CA Prop 215 SB 420 Section 11362.5 and 11362.7 of HSC. Do not drive or operate heavy equipment. Keep out of reach of children.
Unlawful to redistribute.
Indica
Sativa
Hybrid

THERAPIX BIOSCIENCES

The hurdles of developing Cannaboid drugs

Dr. Ascher Shmulewitz
Regulatory Landscape and Unique Approach.

THERAPIX BIOSCIENCES

Advantages of Cannabis – At a Glance

Fewer pills prescribed in medical pot states

Difference between annual drug doses prescribed per physician in medical marijuana states, and in states without medical marijuana laws, by drug category



Pain
1,826 fewer doses
Anxiety
562 fewer doses
Nausea
541 fewer doses
Psychosis
519 fewer doses
Seizures
486 fewer doses
Sleep disorders
362 fewer doses
Depression
265 fewer doses
Spasticity
32 fewer doses
Glaucoma
35 more doses

WAPO.ST/**WONKBLOG**

Source: Bradford and Bradford, Health Affairs, July 2016

Botanical Drug Development–

Typical Process for Conducting Research with Marijuana

Step 1: Sponsor obtains **pre-IND number** from FDA.
Step 2: Sponsor contacts NIDA or another DEA-registered source of marijuana to obtain information on the specific strains of marijuana available, so that all necessary chemistry, manufacturing, and controls (CMC) information can be included in the IND application.
Step 3: Sponsor contacts DEA for registration application and Schedule 1 license.
Step 4: If applicable, Sponsor obtains from NIDA as Letter of Authorization (LOA) to reference CMC information in NIDA's Drug Master File (DMF) on file with FDA.
Step 5: Sponsor sends copy of IND/protocol, including a LOA to reference CMC information in a **Drug Master File** (if applicable), to FDA and DEA.
Step 6: FDA reviews the IND.
Step 7: Sponsor contacts NIDA or another DEA-registered source to obtain the marijuana after the FDA completes its review of the IND, and the DEA registration is received.

Issues:

- **FDA: ONLY 2 BOTANICAL DRUGS DEVELOPED IN 8 YEARS**
- **IRS and Banking**
- **SEC**

THERAPIX BIOSCIENCES

Botanical Drug Development–

Do Cannabis companies develop a drug?

- No. As long as cannabis remains a Schedule I controlled substance under the Controlled Substances Act, jumping these hurdles is impossible for the average business. There are exceptions, like GW Pharmaceuticals.

Why does insurance cover synthetic drugs but not medical cannabis?

- The cost of medical cannabis is not covered in most cases by insurance carriers. Drugs that are covered by insurance are typically required to pass FDA approval.

Rethinking Drug Development–

-Crowd clinical development: Real world experience

-505(b)2:

- Reformulation
- Repositioning
- Combination

-Focus on KOLs and specialization (CNS).

-Partner early and globally.



Evolution of the Number of 505(b)(1) and 505(b)(2) Applications
from 2002 to 2014
70
60
50
40
30
20
10
0
2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014
58 57 61 49 61 48 42 42 50 36 47 51 38
20 14 37 27 35 24 36 35 29 43 38 40 56
505(b)(1)
505(b)(2)



Pathway Used per Chemical Type
for 2014 FDA-Approved Applications
35
30
25
20
15
10
5
0
1 2 3 4 5 7 8
32
1
1
2
16
9
25
4
1
1: New molecular entity (NMEs)
2: New active ingredient
3: New dosage form
4: New combination
5: New formulation or new manufacturer
7: Drug already marketed without an approved NDA
8: OTC (over-the-counter)
505(b)(1)
505(b)(2)

THERAPIX
BIOSCIENCES

Rethinking Drug Development–

Pharmaceutical products are in general approved in one of three ways:

- A New Drug Application (NDA) through the 505(b)(1) pathway
- A generic drug using an Abbreviated New Drug Application (ANDA) through the 505(j) pathway
- An over-the-counter (OTC) drug is approved by referencing an existing monograph

An alternative pathways is the 505(b)(2) pathway, which is designed to allow the approval of a drug which isn't new, but differs in several meaningful aspects, such as:

- recommended dose,
- its formulation,
- its route of administration,
- its strength, or
- the drugs with which it is combined.

Orphan indication provides expedited review and commercial advantages.

TRPX Opportunity – At a Glance

1. ***Compelling technology based on robust, cannabis-based science***
2. ***Potentially cost- and time-efficient and de-risked regulatory pathway***
3. ***Therapeutic programs address areas of high-unmet medical needs***
4. ***World-class scientific leadership and proven and experienced management***
5. ***Compelling valuation –discounted to comparable companies***

THERAPIX BIOSCIENCES

Note: The Company's assessments and estimations regarding the abovementioned time table and regulatory approvals required for the research and development of the product and the relative described milestones, including without limitation, the regulatory path required to obtain FDA approval and the indications for said R&D, depend, among other factors, on successful results from pre-clinical experiments and regulatory approvals, and other circumstances and risk factors which apply to the Company's activity in the field of life sciences, which are not in Company's control and which actual results may be substantially different than assessed and estimated previously.

Rethinking Drug Development–

- Highlights:
  - ✓ Focus
  - ✓ Decades of experience
  - ✓ Establish clinical benefit relative to medical marijuana
  - ✓ Leverage Israeli eco-system
  - ✓ Leverage orphan indication

THERAPIX BIOSCIENCES

Clinical Affairs

Dr. Yafit Stark

Expected clinical trials in the next year.

Pipeline Overview



Phase I/II
Phase IIa
Pivotal
THX-TS01
Tourette's Syndrome
(1) Yale University
(2) Hannover Medical School
2H18-2H19
THX-ULD01
MCI
Phase I/II –
PK/PD Study
TBD
Undisclosed
New Indications
TBD
TBD
Commercialization

THERAPIX BIOSCIENCES

Note: The Company's assessments and estimations regarding the abovementioned time table and regulatory approvals required for the research and development of the product and the relative described milestones, including without limitation, the regulatory path required to obtain FDA approval and the indications for said R&D, depend, among other factors, on successful results from pre-clinical experiments and regulatory approvals, and other circumstances and risk factors which apply to the Company's activity in the field of life sciences, which are not in Company's control and which actual results may be substantially different than assessed and estimated previously.

Cannabis and Cannabinoid Overview

Medicinal use of cannabis and derivatives is well known[1]

Best known agents in cannabis: THC and CBD

- ✓ Potential benefits shown in multiple indications: antispastic, analgesic, antiemetic, neuroprotective, anti-inflammatory and in certain psychiatric diseases[1]
- ✓ Sourced botanically (complex) or synthetically (simpler & pure)
- ✓ Therapix utilizes an **FDA approved compound**: Dronabinol (synthetic THC)
- ✓ Stand-alone therapies or combination agents ("Entourage Effect")



THERAPIX BIOSCIENCES

1. The Therapeutic Potential of Cannabis and Cannabinoids, Franjo Grotenhermen, Dr. med. and Kirsten Müller-Vahl, Prof. Dr. med., Dtsch Arztebl Int. 2012 Jul; 109(29-30): 495–501

THX-TS01

For the Treatment of Tourette's Syndrome

Targeting Tourette Syndrome - an Orphan Disease[1]

- **Primary near-term indication for Therapix:** Tourette Syndrome - A neuropsychiatric tic disorder characterized by motor and vocal tics
- To date, only three drugs[2] have been approved by the FDA to treat Tourette Syndrome - limited use due to severe side effects
- THC shown to reduce Tourette's symptoms[3]
- Filed an Orphan Drug Designation - FDA has requested additional data



THERAPIX BIOSCIENCES

1. http://www.fda.gov/RegulatoryInformation/Legislation/SignificantAmendmentstotheFDCAct/OrphanDrugAct/
2. Atypical Anti Psychotic Medications blocking dopamine in the brain
3. Treatment of Tourette syndrome with cannabinoids, Muller-Vahl KR , Behavioural Neurology 27 (2013) 119–124

“Entourage Effect” – THC and PEA


THC
Tetrahydrocannabinol
Used in FDA approved drugs to alleviate disease symptoms
PEA
Palmitoylethanolamide
Endocannabinoid-like compound, approved for sale in Europe as “Medical Food”

THC and PEA, a Proprietary Combination
The Entourage Effect

Tourette Syndrome -
Joint Pharma Solution THX-TS01

- ✓ Several studies suggest that cannabis and THC may be effective in the treatment of Tourette Syndrome
- ✓ THX-TS01 - combines a synthetic endocannabinoid analog, PEA, with THC
- ✓ Taking a 505 (b)(2) regulatory strategy for FDA approval, based on Marinol® (dronabinol)
- ✓ POC Phase IIa clinical study initiated in December 2016 at Yale Medical Center



THERAPIX BIOSCIENCES

Tourette Syndrome -
THX-TS01 Development Plan

	Yale University	Hannover Medical School
Number of Patients	18	20 (cross over)
First Patient In (Date)	4Q-16	3Q-17
Last Patient In (Expected Date)	3Q-17	2Q-18
Expected Data (Expected Date)	4Q-17	3Q-18
Experimental Procedure	Open-label; single center	Randomized, double-blind, placebo controlled, cross-over study; single study
Primary endpoint	Improvement in Tic Severity -- Yale Global Tic Severity Scale (Total Tic Score)	Improvement in Tic Severity -- Yale Global Tic Severity Scale (Total Tic Score)
Principal Investigator	Dr. Michael Bloch	Prof. Kirsten Mueller-Vahl
Dosing Regimen	Once daily	Up to twice daily

THERAPIX BIOSCIENCES

Note: The Company's assessments and estimations regarding the abovementioned time table and regulatory approvals required for the research and development of the product and the relative described milestones, including without limitation, the regulatory path required to obtain FDA approval and the indications for said R&D, depend, among other factors, on successful results from pre-clinical experiments and regulatory approvals, and other circumstances and risk factors which apply to the Company's activity in the field of life sciences, which are not in Company's control and which actual results may be substantially different than assessed and estimated previously.

THX-TS01 - Additional Opportunities

Antibacterial Therapy

✓ Antimicrobial resistance has been defined as a global threat[1,2]

✓ Urgent unmet need for new anti-bacterial agents[2]

  ✓ THC may possess antibacterial properties, which were assessed in number of clinically relevant applications[3]

✓ Therapix intends to use its entourage technology to potentiate the efficacy of existing antibiotic drugs, especially in antibiotic-resistant bacteria strains

Pain

✓ Cannabis and cannabinoids are used in patients with chronic pain conditions[4]

✓ Therapix signed a non-binding memorandum of understanding for strategic cooperation in pain conditions with Rafa Laboratories Ltd.







THERAPIX BIOSCIENCES

1Antimicrobial Resistance Global Report on Surveillance WHO 2014
2The Antibiotic Resistance Crisis, P&T Vol. 40 No. 4 April 2015
3Antibacterial Cannabinoids from Cannabis sativa: A Structure-Activity Study, Appendino G et al., J. Nat. Prod. 2008, 71, 1427–1430
4The Analgesic Potential of Cannabinoids Elikottil J. et al., J Opioid Manag. 2009 ; 5(6): 341–357.



THX-ULD01

For the Treatment of MCI and Alzheimer’s Disease

THERAPIX BIOSCIENCES

Mild Cognitive Impairment (MCI) and Alzheimer's Disease

- ✓ In 2015, there were an estimated 46.8 million people with dementia worldwide and is estimated to increase by 2030 to 74.7 million[1]
- ✓ The global societal economic cost of dementia for 2015 is estimated at $818 billion, a 35% increase from the cost estimate for 2010[1]
- ✓ The prevalence of Mild Cognitive Impairment (MCI) increases with age, at a rate of 10% in those aged 70-79 years and 25% in those aged 80-89 years[2]
- ✓ There is no FDA approved treatment or therapy for MCI[3]



THERAPIX BIOSCIENCES

1. World Alzheimer Report 2015, https://www.alz.co.uk/research/WorldAlzheimerReport2015.pdf
2. E-Health and Telemedicine: Concepts, Methodologies, Tools, and applications, https://books.google.co.il/books?isbn=1466687576
3. http://www.alz.org/professionals_and_researchers_13518.asp

Cannabis and Cognition

- ✓ Cannabis has been shown to cause long-term cognitive deficits in chronic users manifested as impairment in attention, memory or executive functions
- ✓ Paradoxically, Ultra-Low Doses of THC have been shown to prevent and reverse cognitive decline in preclinical trials1 as demonstrated by Prof. Yosef Sarne at the Tel Aviv University



THERAPIX BIOSCIENCES

1. Ultralow doses of cannabinoid drugs protect the mouse brain from inflammation-induced cognitive damage, Fishbein-Kaminietsky M., et al. The Journal of Meuroscience Research, Volume 92, Issue 12, December 2014, Pages 1669–1677
http://onlinelibrary.wiley.com/doi/10.1002/jnr.23452/full

Mild Cognitive Impairment (MCI) -
BrainBright Solution THX-ULD01



- ✓ Recent pre-clinical research demonstrates Ultra-Low Doses of THC can prevent cognitive impairment
- ✓ THX-ULD01 - Therapix is developing a unique drug based on an FDA approved synthetic cannabinoid for delaying memory loss and potential progression to early stages of Alzheimer's
- ✓ Regulatory path to be streamlined using 505(b)(2) strategy based on Marinol® (dronabinol)
- ✓ Phase I-type study with healthy volunteers to demonstrate safety and bioavailability to be initiated in Q2 2017
- ✓ POC Phase II study to demonstrate efficacy to be initiated in H1 2018
- ✓ First subset of MCI patients to be evaluated for the treatment of cognitive impairment is in traumatic brain injuries & concussion





THERAPIX BIOSCIENCES

Note: The Company's assessments and estimations regarding the abovementioned time table and regulatory approvals required for the research and development of the product and the relative described milestones, including without limitation, the regulatory path required to obtain FDA approval and the indications for said R&D, depend, among other factors, on successful results from pre-clinical experiments and regulatory approvals, and other circumstances and risk factors which apply to the Company's activity in the field of life sciences, which are not in Company's control and which actual results may be substantially different than assessed and estimated previously.

Financial Affairs

Mr. Josh Blacher

Competitive Landscape, Analyst coverage, and financial perspective

Cannabinoid Stocks Traded on NASDAQ


IPO
TODAY
WHICH CANNABIS STOCK SHOULD YOU BUY?
Only 4 To Choose From On The Nasdaq
$20M
Market Cap
$240M
Market Cap
$960M
Market Cap
$2.6B
Market Cap
TRPX
ZYNE
INSY
GWPH

THERAPIX BIOSCIENCES

Competitive Landscape (Huron Extract)

	Marinol (dronabinol)	Cesamet (nabilone)	Sativex (nabiximols)	Syndros (dronabinol oral solution)	Epidiolex (cannabidiol)	THX-TS01 (dronabinol + PEA)	THX-ULD01 (dronabinol)
Manufacturer	AbbVie	Meda	GW Pharma	Insys	GW Pharma	Therapix	Therapix
Status & FDA Scheduling	Marketed	Marketed	Marketed (ex-US)	Approved	Phase III	Phase II	Preclinical
	CIII	CII	n/a*	CII (expected)	n/a*	n/a*	n/a*
Indication	• Loss of appetite • Chemo induced nausea / vomiting	• Chemo induced nausea / vomiting	• Spasticity due to multiple sclerosis	• Loss of appetite • Chemo induced nausea / vomiting	• Treatment-resistant epilepsy (orphan)	• Tourette syndrome (adults, orphan)	• Cognitive impairment associated with TBI
Molecule / Dosage Forms	Synthetic THC	Synthetic THC	THC + CBD	Synthetic THC	CBD	Synthetic THC + PEA	Synthetic THC
	Oral capsule: 2.5 mg, 5 mg , 10 mg	Oral capsule: 1 mg	Oral spray	Oral solution	Oral solution	Oral tablet: 10 mg (THC)	Sublingual: ultra-low dose
Price per day	US: ~$22 (Branded), $9 (Generic)	US: ~$36	US: n/a*	US: n/a*	US: $95**	n/a*	n/a*
	EU: n/a	EU: $11	EU: $6	EU: n/a*	EU: $70**	n/a*	n/a*

*Not yet launched; Syndros was approved by the FDA in July 2016; Sativex is approved for the treatment of spasticity due to multiple sclerosis in 27 countries outside the US; **Based on analysts

Numerous Short- and Mid-Term Milestones & Catalysts



US-Based CFO Appointed
Top-Line Data: Phase IIa Study in TS at Yale
Top-Line Data: Phase IIa Study in TS at Hannover
Top-Line Data: Phase I/II PKPD Study in MCI
3Q17
4Q17
1Q18
2Q18
Initiate Phase IIa Study in TS at Hannover
Initiate Phase I/IIa PKPD Study in MCI
N. America-Based CEO Appointed
Business Development Strategy

THERAPIX BIOSCIENCES

Note: The Company's assessments and estimations regarding the abovementioned time table and regulatory approvals required for the research and development of the product and the relative described milestones, including without limitation, the regulatory path required to obtain FDA approval and the indications for said R&D, depend, among other factors, on successful results from pre-clinical experiments and regulatory approvals, and other circumstances and risk factors which apply to the Company's activity in the field of life sciences, which are not in Company's control and which actual results may be substantially different than assessed and estimated previously.

Strong Scientific Advisory Board

Prof. Raphael Mechoulam

- A Professor Emeritus of the School of Pharmacy at the Faculty of Medicine of the Hebrew University in Jerusalem
- A recipient of the Israel Prize

Prof. James Leckman

- A child Psychiatrist at Yale University
- Served as Director of the Child Study Center at Yale for over two decades
- A prominent international expert in the field of research and treatment of Tourette Syndrome

Prof. Kirsten Müller-Vahl

- Professor of Psychiatry the Hannover Medical School, Germany
- Recognized as the leading researcher in the field of cannabinoid use in treatment of Tourette Syndrome
- Served as a member of the scientific advisory board of the German Tourette Syndrome Association

Prof. Michael Davidson,

- Professor of Psychiatry
- Served as Chief Psychiatrist at the Department of Psychiatry of the Sheba Medical Centre Tel-Hashomer
- Chairman of the Stuckinski Centre for Alzheimer's Disease Research in Ramat Gan

Dr. Michael Bloch

- Associate training director of the Child Study Center's Solnit Integrated Program, Yale School of Medicine
- Noted researcher on the study of Tourette Syndrome, obsessive- compulsive disorder and trichotillomania

Prof. Daniele Piomelli

- The Editor-in-Chief of Cannabis and Cannabinoid Research
- Serves as Louise Turner Arnold Chair in Neurosciences
- Professor of Anatomy and Neurobiology, Pharmacology, and Biological Chemistry at University of California, Irvine

Prof. Avi Weizman,

- Professor of Psychiatry at the Sackler School of Medicine Tel Aviv University
- Head of the Laboratory of Biological Psychiatry at the Felsentein Medical Research Center
- Director and Head of Geha Mental Health Center's Research Unit

Experienced Management Team

Dr. Ascher Shmulewitz, *Chairman*

- Prolific inventor and serial entrepreneur in biomedical technologies
- Has founded over two dozen life science companies and led multiple companies to successful exits

Dr. Elran Haber, *CEO*

-Served more than 10 years as Chairman and on Board Directors of several publicly traded, private companies and various associations

- Held key roles at various life science start-ups & private investment firm

Josh Blacher, *CFO*

- Has over 25 years of experience in a wide variety of managerial, operational, financial, and business development related positions

Dr. Adi Zuloff-Shani, *CTO*

- Has more than 15 years of vast experience as an R&D Executive
- Has served as Vice President Development at Macrocure Ltd. (NASDAQ)

Mr. Doron Ben Ami, *Chief Strategy Officer*

- Seasoned executive with more than 20 years of management experience
- Held various senior leadership roles in multinational pharmaceutical companies (Merck, Lundbeck)



Board of Directors

Dr. Ascher Shmulewitz, ***Chairman***

- Prolific inventor and serial entrepreneur in biomedical technologies
- Has founded over two dozen life science companies and led multiple companies to successful exits

Mr. Amit Berger, ***Independent Director***

- Serves as CEO of Dolphin I Investment Ltd.
- Served as the Chairman of Dash Investments Ltd.
- Served as Chairman, CEO and a Director in various companies

Mr. Avi Meizler, ***Director***

- Experienced businessman and entrepreneur in Brazil since 1979 in the fields of pharmaceuticals, engineering & construction

Mr. Zohar Heiblum, ***Independent Director***

- Co-founder of TeFen Ltd., a leading consulting firm in Israel
- Has been involved in various companies as investor, consultant, board member and chairman

Mr. Mark E. Groussman, ***Director***

- Investor in both private and public companies
- Served as the President of Melechdavid, Inc.
- Served as the CEO of American Strategic Minerals Corporation
- Served as a director of Muscle Pharm Corp.

Mr. Stephen M. Simes, ***Director***

- Extensive experience in US public BioPharma companies (BioSante, Unimed)
- Expertise includes management, product development, financing and M&A

Dr. Yafit Stark, ***Independent Director***

- VP & Global Clinical Advisor, Global Clinical Development at Teva Pharmaceuticals Ltd.
- Established the Innovative R&D Division of Teva USA
- Was responsible for the clinical development of Copaxone







THERAPIX BIOSCIENCES

Summary

- ✓ Focused on high value CNS indications with unique combinations, formulations and delivery methods
- ✓ Two indications with potential for shorter regulatory paths due to: Orphan Drug Designation (Tourette's) and 505(b)(2) pathway using approved active ingredients (Tourette's, MCI)
- ✓ Phase IIa (POC) clinical trial for Tourette Syndrome initiated in December 2016
- ✓ Phase I clinical trial in MCI program scheduled to start in Q2 2017 with POC Phase II clinical trial to start in H1 2018
- ✓ Additional indications being assessed:
  - ✓ Potentiation of antibacterial agents
  - ✓ Pain
- ✓ Experienced Management Team, Board of Directors and Strong Scientific Advisory Board







THERAPIX BIOSCIENCES

Therapix Biosciences Ltd.
5 Azrieli Center (Square Tower) 27 Fl.
Tel-Aviv 6702501, Israel
Tel: +972-3-6167055
info@therapixbio.com
www.therapixbio.com

THERAPIX BIOSCIENCES

